# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blue Ridge Bankshares, Inc., CIK 0000842717
CUSIP: 095825105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1801 BAYBERRY COURT, SUITE 101, RICHMOND, Virginia (VA), 23226
Date of event which requires filing of this statement: 04/17/2025
Filed by CIK 0001170549
Persons authorized to receive notices and communications: Ken Lehman, 122 N Gordon Rd, Fort Lauderdale, Florida (FL), 33301, (703) 975-7967

## Reporting persons
- Kenneth R. Lehman (CIK 0001170549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 29,998,257; shared voting power 0; sole dispositive power 29,998,257; shared dispositive power 0; aggregate amount beneficially owned 29,998,257 (30.7% of the class)
  Comment: (1) The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Blue Ridge Bankshares, Inc.
Address of issuer's principal executive offices: 1801 BAYBERRY COURT, SUITE 101, RICHMOND, Virginia (VA), 23226
Comment:
Explanatory Note:

This Schedule 13D Amendment No. 2 ("Amendment No. 2") amends and supplements Schedule 13G Amendment No. 1 filed by the Reporting Person on July 8, 2024 ("Amendment No. 1", and together with this Amendment No. 2, the "Schedule 13D"). Except as amended in this Amendment No. 2, Amendment No. 1 remains in full force and effect. Terms defined in Amendment No. 1 are used in this Amendment No. 2 as so defined in Amendment No. 1, unless otherwise defined in this Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person owns 19,998,257 shares of Common Stock. Based on 87,785,224 shares of Common Stock outstanding as of March 20,2025 as reflected in the Issuer's definitive proxy statement filed with the Commission on April 2, 2025, such shares represent 22.8% of the outstanding shares of Common Stock.

The Reporting Person also owns warrants to purchase 10,000,000 shares of Common Stock. Assuming the Reporting Person (and no one else) exercised his warrants, the Reporting Person would own 29,998,257 shares of Common Stock representing 30.7% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of all reported shares of Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Person has not purchased any securities of the Issuer within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 3, 2024, the Reporting Person and other investors entered into an Amended and Restated Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer, which amends and restates a previous securities purchase agreement dated December 21, 2023. Pursuant to the Securities Purchase Agreement, the Issuer issued and sold the following securities in a private placement (the "Private Placement"), for gross proceeds of $150,000,000: (i) 3,400,000 shares of Common Stock; (ii) 11,418 shares (the "Series B Shares") of the Issuer's Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series B, par value $50.00 per share, each Series B Share representing the economic equivalent of 4,000 shares of Common Stock based on an initial conversion price of $2.50 per share of Common Stock; (iii) 2,732 shares (the "Series C Shares" and together with the Series B Shares, the "Preferred Shares") of the Issuer's Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series C, par value $50.00 per share, each Series C Share representing the economic equivalent of 4,000 shares of Common Stock based on an initial conversion price of $2.50 per share of Common Stock, and (iv) warrants to purchase 5,942 Series B Shares and 1,441 Series C Shares at an exercise price of $10,000.00 per share (the "Warrants"), representing the economic equivalent of warrants to purchase a total of 29,532,000 shares of Common Stock for a strike price of $2.50 per share of Common Stock. On April 3, 2024, the Reporting Person purchased (i) 1,186,157 shares of Common Stock, (ii) 4,703 Series B Shares, and (iii) Warrants issuable into 2,500 Series B Shares.

On June 28, 2024, all 12,558 outstanding Series B Shares were automatically converted into an aggregate of 50,232,000 shares of Common Stock and all outstanding warrants exercisable into 6,549 Series B Shares were automatically converted into warrants exercisable (subject to certain beneficial ownership limitations) into 26,196,000 shares of Common Stock. In the Conversion, the 4,703 Series B Shares held by the Reporting Person were converted into 18,812,000 shares of Common Stock, and the Warrants to purchase 2,500 Series B Shares held by the Reporting Person were converted into Warrants to purchase 10,000,000 shares of Common Stock.

Board Representation. Pursuant to the terms of the Securities Purchase Agreement, subject to required regulatory approvals, the Reporting Person may designate an individual to be appointed to the boards of directors of the Issuer and the Issuer's wholly owned subsidiary, Blue Ridge Bank, National Association (the "Bank") for as long as he owns, generally, at least 4.9% of the outstanding Common Stock and/or common-equivalent stock. Another purchaser and party to the Securities Purchase Agreement also has board designation rights and, in the event such purchaser's ownership falls below, generally, 4.9% of the outstanding Common Stock and common-equivalent stock, its right to designate a board representative to the boards of the Issuer and the Bank automatically will be assigned to the Reporting Person, provided that he then holds the required ownership levels. On April 1, 2024, the Issuer appointed Trevor Montano to its board, as designated by the Reporting Person.

Gross-up Rights. The Reporting Person and other purchasers who own at least, generally, 9.9% of the issued and outstanding Common Stock and common-equivalent stock have gross-up rights to acquire from the Issuer any equity or equity-linked securities (with certain exceptions) offered by the Issuer in order to enable such person to maintain its proportionate ownership interest in the Issuer as immediately prior to such issuance.

Warrant. Warrants are exercisable at any time after issuance, and from time to time until April 3, 2029, in whole or in part into shares of Common Stock. Holders may exercise their Warrants by paying the exercise price in immediately available funds to the Issuer or, in certain circumstances, through a "cashless exercise" whereby the holder of the Warrant forfeits shares subject to the Warrant in lieu of paying the exercise price. The Warrants contain certain anti-dilution price protection.

Registration Rights Agreement. On April 3, 2024, the Issuer and the Reporting Person and other purchasers entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement required the Issuer to register for resale the Common Stock sold in the Private Placement and the Common Stock underlying the Series B Shares and Warrants (collectively, the "Registrable Securities"). On July 22, 2024, The Issuer filed a registration statement registering the Registrable Securities for resale by the Purchasers, and such registration statement was declared effective by the Securities and Exchange Commission on July 29, 2024. The Issuer is required to use commercially reasonable efforts to keep such registration statement effective until the earlier of (i) such time as all of the Registrable Securities covered by such registration statement have been publicly sold by the holders thereof and (ii) the date on which all Common Shares, Warrant Shares and Underlying Preferred Shares cease to be Registrable Securities.

On April 17, 2025, the Reporting Person modified an existing credit facility to substitute shares of Common Stock for a portion of the assets that previously collateralized such facility. The credit facility lender is a community bank with which the Reporting Person is not affiliated. The credit facility is structured as a revolving line of credit, and as of April 17, 2025, the maximum amount that may be borrowed under the credit facility is $33.5 million, and the amount actually borrowed was $17.0 million. The Reporting Person's obligations are collateralized by a pledge of 5,000,000 shares of Common Stock and such other collateral as may be pledged from time to time. The credit facility matures on or about October 25, 2026. Upon the occurrence of certain events that are customary for these type of credit facilities, the lender may exercise its right to require the Reporting Person to pre-pay the loan proceeds or post additional collateral, and the lender may exercise its right to foreclose on, and dispose of, the pledged shares of Common Stock and other collateral, in each case, in accordance with the loan documentation.

The Reporting Person may also add shares of Common Stock to one more brokerage accounts from time to time, some of which may be margin accounts that permit borrowing on margin. As of April 17, 2025, the Reporting Person held 1,000,000 shares of Common Stock in such a margin account and the Reporting Person did not have any margin borrowing from such margin account. Upon the occurrence of certain events that are customary for margin loans, the brokers may exercise their rights to require the Reporting Person to repay all or a portion of the margin loan or post additional collateral, and the broker may exercise its rights to sell the pledged shares from the Reporting Persons margin account without notice.

Other than in connection with the agreements described herein and in Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Signatures
- Kenneth R. Lehman: /s/ Kenneth R. Lehman, Kenneth R. Lehman (04/17/2025)